Exhibit 11.3

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference  in this Offering Statement of Landa App LLC on Form 1-A of our report dated October 7, 2021, which includes an explanatory paragraph as to accompanying financial statements being prepared for the purpose of complying with the rules and regulations of Article 3-14 of Regulation S-X, with respect to our audit of the combined statements of revenues and certain expenses, in total and for each listed property of the 2021-Georgia Single-Family Home Portfolio -3 for the period of January 1, 2020 through December 31, 2020. We also consent to the reference to our firm under the heading “Experts” in the Offering Statement.

/s/ Marcum LLP

New York, NY

February 24, 2023